1 of 18

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                               Styleclick.com Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    60749P104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Thomas J. Kuhn, Esq.
                               USA Networks, Inc.
                               152 W. 57th Street
                               New York, NY 10019
                                 (212) 314-7200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 24, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(3), 13d-1(f) or 13d-1(g), check the following box [_].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60749P104                    13D                               2 of 18


(1)      NAME OF REPORTING PERSON

         USANi Sub LLC

         59-3490972
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See instructions)                                              (a) [_]

                                                                         (b) [X]
--------------------------------------------------------------------------------
(3)      SEC USE ONLY


--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS
         (See instructions)

         WC, OO
--------------------------------------------------------------------------------
(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                           (7)      SOLE VOTING POWER
                                    1,533,281 (1) (see Item 3 herein)
NUMBER OF
SHARES                     (8)      SHARED VOTING POWER
BENEFICIALLY                        3,883,480 (1) (see Item 3 herein)
OWNED BY EACH
REPORTING                  (9)      SOLE DISPOSITIVE POWER
PERSON WITH                         1,533,281 (see Item 3 herein)

                           (10)     SHARED DISPOSITIVE POWER
                                    3,883,480 (see Item 3 herein)
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,416,761

--------------------------------------------------------------------------------
(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
         (See Instructions)

--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         51.0%

--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON
         (See Instructions)

         OO
--------------------------------------------------------------------------------
         (1) USANi Sub LLC has the right, subject to certain conditions, to purchase 1,533,281 shares of Styleclick Common Stock (as defined below) upon exercise of an option granted to USANi Sub LLC pursuant to an Option Agreement, dated as of January 24, 2000, between Styleclick.com Inc. and USANi Sub LLC. USANi Sub LLC has also entered into a separate voting agreements, each dated as of January 24, 2000, with certain stockholders of Styleclick.com Inc., which provides that the signatory stockholders will vote their shares of Styleclick Common Stock in favor of a proposal to adopt the Merger Agreement (as defined below) and against certain other transactions (if any). The option is not currently exercisable and USANi Sub LLC does not have any rights as a stockholder of Styleclick.com Inc. pursuant to the Option Agreement or the voting agreements. Accordingly, USANi Sub LLC expressly disclaims beneficial ownership of all shares subject to said agreements.

CUSIP No. 60749P104                    13D                               3 of 18


(1)      NAME OF REPORTING PERSON

         USANi LLC

         59-3490970
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See instructions)                                              (a) [_]

                                                                         (b) [X]
--------------------------------------------------------------------------------
(3)      SEC USE ONLY


--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS
         (See instructions)

         WC, OO
--------------------------------------------------------------------------------
(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                           (7)      SOLE VOTING POWER
                                    1,533,281 (1) (see Item 3 herein)
NUMBER OF
SHARES                     (8)      SHARED VOTING POWER
BENEFICIALLY                        3,883,480 (1) (see Item 3 herein)
OWNED BY EACH
REPORTING                  (9)      SOLE DISPOSITIVE POWER
PERSON WITH                         1,533,281 (see Item 3 herein)

                           (10)     SHARED DISPOSITIVE POWER
                                    3,883,480 (see Item 3 herein)
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,416,761

--------------------------------------------------------------------------------
(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
         (See Instructions)

--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         51.0%

--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON
         (See Instructions)

         OO
--------------------------------------------------------------------------------
         (1) USANi Sub LLC has the right, subject to certain conditions, to purchase 1,533,281 shares of Styleclick Common Stock (as defined below) upon exercise of an option granted to USANi Sub LLC pursuant to an Option Agreement, dated as of January 24, 2000, between Styleclick.com Inc. and USANi Sub LLC. USANi Sub LLC has also entered into a separate voting agreements, each dated as of January 24, 2000, with certain stockholders of Styleclick.com Inc., which provides that the signatory stockholders will vote their shares of Styleclick Common Stock in favor of a proposal to adopt the Merger Agreement (as defined below) and against certain other transactions (if any). The option is not currently exercisable and USANi Sub LLC does not have any rights as a stockholder of Styleclick.com Inc. pursuant to the Option Agreement or the voting agreements. Accordingly, USANi Sub LLC expressly disclaims beneficial ownership of all shares subject to said agreements.

CUSIP No. 60749P104                    13D                               4 of 18


(1)      NAME OF REPORTING PERSON

         Home Shopping Network, Inc.

         59-2649518
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See instructions)                                              (a) [_]

                                                                         (b) [X]
--------------------------------------------------------------------------------
(3)      SEC USE ONLY


--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS
         (See instructions)

         WC, OO
--------------------------------------------------------------------------------
(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                           (7)      SOLE VOTING POWER
                                    1,533,281 (1) (see Item 3 herein)
NUMBER OF
SHARES                     (8)      SHARED VOTING POWER
BENEFICIALLY                        3,883,480 (1) (see Item 3 herein)
OWNED BY EACH
REPORTING                  (9)      SOLE DISPOSITIVE POWER
PERSON WITH                         1,533,281 (see Item 3 herein)

                           (10)     SHARED DISPOSITIVE POWER
                                    3,883,480 (see Item 3 herein)
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,416,761

--------------------------------------------------------------------------------
(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
         (See Instructions)

--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         51.0%

--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON
         (See Instructions)

         CO
--------------------------------------------------------------------------------
         (1) USANi Sub LLC has the right, subject to certain conditions, to purchase 1,533,281 shares of Styleclick Common Stock (as defined below) upon exercise of an option granted to USANi Sub LLC pursuant to an Option Agreement, dated as of January 24, 2000, between Styleclick.com Inc. and USANi Sub LLC. USANi Sub LLC has also entered into a separate voting agreements, each dated as of January 24, 2000, with certain stockholders of Styleclick.com Inc., which provides that the signatory stockholders will vote their shares of Styleclick Common Stock in favor of a proposal to adopt the Merger Agreement (as defined below) and against certain other transactions (if any). The option is not currently exercisable and USANi Sub LLC does not have any rights as a stockholder of Styleclick.com Inc. pursuant to the Option Agreement or the voting agreements. Accordingly, USANi Sub LLC expressly disclaims beneficial ownership of all shares subject to said agreements.

CUSIP No. 60749P104                    13D                               5 of 18


(1)      NAME OF REPORTING PERSON

         USA Networks, Inc.

         59-2712887
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See instructions)                                              (a) [_]

                                                                         (b) [X]
--------------------------------------------------------------------------------
(3)      SEC USE ONLY


--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS
         (See instructions)

         WC, OO
--------------------------------------------------------------------------------
(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                           (7)      SOLE VOTING POWER
                                    1,861,365 (1) (2) (see Item 3 herein)
NUMBER OF
SHARES                     (8)      SHARED VOTING POWER
BENEFICIALLY                        3,883,480 (1) (see Item 3 herein)
OWNED BY EACH
REPORTING                  (9)      SOLE DISPOSITIVE POWER
PERSON WITH                         1,861,365 (see Item 3 herein)

                           (10)     SHARED DISPOSITIVE POWER
                                    3,883,480 (see Item 3 herein)
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,744,845

--------------------------------------------------------------------------------
(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
         (See Instructions)

--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         52.5%

--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON
         (See Instructions)

         CO
--------------------------------------------------------------------------------
         (1) USANi Sub LLC has the right, subject to certain conditions, to purchase 1,533,281 shares of Styleclick Common Stock (as defined below) upon exercise of an option granted to USANi Sub LLC pursuant to an Option Agreement, dated as of January 24, 2000, between Styleclick.com Inc. and USANi Sub LLC. USANi Sub LLC has also entered into a separate voting agreements, each dated as of January 24, 2000, with certain stockholders of Styleclick.com Inc., which provides that the signatory stockholders will vote their shares of Styleclick Common Stock in favor of a proposal to adopt the Merger Agreement (as defined below) and against certain other transactions (if any). The option is not currently exercisable and USANi Sub LLC does not have any rights as a stockholder of Styleclick.com Inc. pursuant to the Option Agreement or the voting agreements. Accordingly, USANi Sub LLC expressly disclaims beneficial ownership of all shares subject to said agreements.

CUSIP No. 60749P104                    13D                               6 of 18


         (2) In addition to the Styleclick Common Stock underlying the Option Agreement and voting agreements described in footnote
                  (1), USA Networks, Inc. has the right to purchase 328,084 shares of Styleclick Common Stock upon exercise of a warrant granted to USA Networks, Inc. pursuant to the Bridge Loan Warrant Agreement, dated as of January 24, 2000, between Styleclick.com, Inc. and USA Networks, Inc.

CUSIP No. 60749P104                    13D                               7 of 18


Item 1.  Security and Issuer

         This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, no par value (the "Styleclick Common Stock"), of Styleclick.com Inc., a California corporation ("Styleclick"). The address of the principal executive office of Styleclick is 3861 Sepulveda Blvd., Culver City, CA 90230.

Item 2.  Identity and Background

         This Schedule 13D is being filed jointly by (i) USANi Sub LLC, a Delaware limited liability company ("USANi Sub"), (ii) USANi LLC, a Delaware limited liability company, (iii) Home Shopping Network, Inc., a Delaware corporation ("HSN") and (iv) USA Networks, Inc., a Delaware corporation ("USAi"). The entities described in clauses (i) through (iv) are affiliated companies and are collectively referred to herein as "USA" or the "Reporting Persons". The address of the principal executive office of USA is 152 West 57th St., New York, NY 10019. USA is engaged in diversified media and electronic commerce businesses.

         Annex A-1 attached to this Schedule 13D contains the following information concerning each director, executive officer and controlling person of USAi: (i) the name and residence or business address; (ii) the principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex A-1 is incorporated herein by reference. To the knowledge of USAi, each of the persons listed on Annex A-1 (the "Annex A-1 Persons"), except Samuel Minzberg, is a United States citizen. Mr. Minzberg is a Canadian citizen. During the last 5 years, neither USAi nor any of the Annex A-1 Persons (to the knowledge of USAi) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither USAi nor any of the Annex A-1 Persons (to the knowledge of USAi) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Annex A-2 attached to this Schedule 13D contains the following information concerning each director, executive officer and controlling person of HSN: (i) the name and residence or business address; (ii) the principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex A-2 is incorporated herein by reference. To the knowledge of HSN, each of the persons listed on Annex A-2 (the "Annex A-2 Persons") is a United States citizen. During the last 5 years, neither HSN nor any of the Annex A-2 Persons (to the knowledge of HSN) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither HSN nor any of the Annex A-2 Persons (to the knowledge of HSN) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Annex A-3 attached to this Schedule 13D contains the following information concerning each member of the Board of Managers, executive officer and controlling person of USANi LLC: (i) the name and residence or business address; (ii) the principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex A-3 is incorporated herein by reference. To the knowledge of USANi LLC, each of the persons listed on Annex A-3 (the "Annex A-3 Persons"), except Samuel Minzberg, is a United States citizen. Mr. Minzberg is a Canadian citizen. During the last 5 years, neither USANi LLC nor any of the Annex A-3 Persons (to the knowledge of USANi LLC) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither USANi LLC nor any of the Annex A-3 Persons (to the knowledge of USANi LLC) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Annex A-4 attached to this Schedule 13D contains the following information concerning each member of the Board of Managers, executive officer and controlling person of USANi Sub: (i) the name and residence or business address; (ii) the principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex A-4 is incorporated herein by reference. To the knowledge of USANi Sub, each of the persons listed on Annex A-4 (the "Annex A-4 Persons") is a United States citizen. During the last 5 years, neither USANi Sub nor any of the Annex A-4 Persons (to the knowledge of USANi Sub) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither USANi Sub nor any of the Annex A-4 Persons (to the knowledge of USANi Sub) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such

CUSIP No. 60749P104                    13D                               8 of 18


proceeding, is or was subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Barry Diller (the Chairman and Chief Executive Officer of USAi) Liberty Media Corporation, Universal Studios, Inc., The Seagram Company Ltd. and USAi are parties to a stockholders agreement (the "Stockholders Agreement") relating to USAi. Mr. Diller's business address is: c/o USA Networks, Inc., 152 West 57th Street, New York, NY 10019. Through his own holdings and the Stockholders Agreement, Mr. Diller has the right, directly or indirectly, to control 73.9% of the outstanding total voting power of USAi. As a result, except with regard to certain specified matters, Mr. Diller generally has the ability to control the outcome of all matters submitted to a vote of USAi's stockholders. Mr. Diller disclaims beneficial ownership of any shares of Styleclick Common Stock beneficially owned by USA.

         As a result of entering into the Voting Agreements (as defined below), USANi Sub may be deemed to have formed a "group" with each of the Principal Stockholders (as defined below) for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 13d-5(b)(1) thereunder. USANi Sub expressly declares that the filing of this
Schedule 13D shall not be construed as an admission by it that it has formed any such group.

Item 3.  Source and Amount of Funds or Other Consideration

         USANi Sub and Styleclick entered into an Agreement and Plan of Merger, dated as of January 24, 2000 (the "Merger Agreement"). Pursuant to the Merger Agreement, (i) USANi Sub will contribute, or cause to be contributed (the "Contribution"), all of the outstanding limited liability company interests of Internet Shopping Network LLC, a Delaware limited liability company ("ISN"), to a Delaware corporation to be formed by USANi Sub ("Newco") and (ii) a California corporation and a wholly-owned subsidiary of Newco ("Merger Sub") will merge with and into Styleclick (the "Merger"), with Styleclick as the surviving corporation. Pursuant to the terms of the Merger Agreement, each issued and outstanding share of Styleclick Common Stock (other than shares owned or held by Styleclick) will be exchanged for one share of Class A Common Stock, par value $0.01 per share, of Newco, and USANi Sub will receive 23,150,790 shares of Class B Common Stock, par value $0.01 per share, of Newco in exchange for the Contribution.

         The transactions contemplated by the Merger Agreement are subject to customary closing conditions, including the adoption of the Merger Agreement by the stockholders of Styleclick, the expiration of the applicable waiting period under the Hart- Scott-Rodino Antitrust Improvements Act of 1976, as amended, the receipt of any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. There can be no assurance that the required approvals will be obtained in a timely fashion, if at all, or, in the case of regulatory approvals, if obtained, will not contain certain conditions.

         In order to facilitate the consummation of the transactions contemplated by the Merger Agreement and in consideration thereof, USANi Sub entered into an Option Agreement, dated as of January 24, 2000, with Styleclick. Pursuant to the Option Agreement, Styleclick granted USANi Sub an irrevocable option (the "Option") to purchase up to 1,533,281 shares of Styleclick Common Stock, subject to adjustment as described below, at a purchase price per share equal to $17.50. The number of shares of Styleclick Common Stock subject to the Option will automatically adjust to remain equal to 19.9% of the Styleclick Common Stock issued and outstanding (or approximately 16.6% of outstanding Styleclick Common Stock assuming full exercise of the Option). The Option is not currently exercisable and may only be exercised under certain circumstances described in the Option Agreement and outlined in this Schedule 13D. The Option may be exercised for cash in accordance with its terms. USANi Sub anticipates that any funds to be paid by it upon exercise of the Option would be provided from its working capital and the working capital of USAi and other affiliates of USAi. USANi Sub did not pay additional consideration to Styleclick in connection with execution of the Option Agreement and granting of the Option.

         In order to facilitate the consummation of the transactions contemplated by the Merger Agreement and in consideration thereof, USANi Sub entered into separate voting agreements (collectively, the "Voting Agreements"), each dated as of January 24, 2000, with certain stockholders of Styleclick named therein (collectively, the "Principal Stockholders"), whereby the Principal Stockholders agreed to vote all of the shares beneficially owned by them in favor of the approval and adoption of the Merger Agreement and any other action required in furtherance thereof and against certain other transactions (if any). In addition, the Principal Stockholders agreed to certain transfer restrictions with respect to the shares of Styleclick Common Stock and options to purchase shares of Styleclick Common Stock beneficially owned by them. USANi Sub did not pay additional consideration to any Principal Stockholder in connection with the execution and delivery of the Voting Agreements.

         USAi entered into a Credit Agreement, dated as of January 24, 2000, with Styleclick. Pursuant to the Credit

CUSIP No. 60749P104                    13D                               9 of 18


Agreement, USAi agreed to loan funds to Styleclick in a principal amount not to exceed $10 million. In consideration thereof, Styleclick entered into a Bridge Loan Warrant Agreement (the "Warrant Agreement"), dated January 24, 2000, with USAi, pursuant to which Styleclick issued USAi warrants (the "Warrants") to purchase up to 328,084 shares of Styleclick Common Stock, subject to adjustment, at an exercise price per share equal to $19.05. The number of shares of Styleclick Common Stock subject to the Warrants currently equals 4.3% of the outstanding Styleclick Common Stock (or 4.1% of outstanding Styleclick Common Stock assuming full exercise of the Warrants) and such number will be adjusted upon certain events as described in the Warrant Agreement. The Warrants are currently exercisable and may be exercised for cash, pursuant to a cashless exercise or in exchange for forgiveness of indebtedness. USAi anticipates that any funds to be paid by it upon exercise of the Warrants would be provided from its working capital and the working capital of affiliates of USAi.

         References to, and descriptions of, the Merger Agreement, the Option Agreement, the Voting Agreements and the Warrant Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement, the Voting Agreements and the Warrant Agreement included as Exhibits 1, 2, 3 and 4, respectively, to this Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

Item 4.  Purpose of Transaction

         The information set forth or incorporated by reference in Items 2 and 3 is hereby incorporated herein by reference.

         Upon consummation of the transactions contemplated by the Merger
Agreement: (a) the Articles of Incorporation and Bylaws of Merger Sub will be the Articles of Incorporation and Bylaws of the surviving corporation of the Merger, (b) the officers and directors of Merger Sub will be the officers and directors of the surviving corporation of the Merger, (c) Styleclick Common Stock will cease to be authorized for listing on the Nasdaq National Market and
(d) Styleclick Common Stock will become eligible for termination of registration pursuant to the Exchange Act.

         Pursuant to the terms and subject to the conditions set forth in the Option Agreement, USANi Sub may exercise the Option, in whole or in part, at any time, or from time to time, following the occurrence of one of the following events and prior to the termination of the Option in accordance with the terms of the Option Agreement: (i) any person (other than USANi Sub or any of its subsidiaries and other than any shareholder of USANi Sub that currently owns in excess of 15% of the outstanding Styleclick Common Stock) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, shares of Styleclick Common Stock aggregating 15% or more of the then outstanding Styleclick Common Stock, (ii) any person shall have commenced or publicly announced its intention to commence a tender offer for 15% or more of the outstanding Styleclick Common Stock or shall have publicly announced its intention to effect an Alternate Transaction (as defined in the Merger Agreement), (iii) the Merger Agreement is terminated by USANi Sub due to (x) a withdrawal, modification or change to the Styleclick Board of Directors recommendation of the transactions contemplated by the Merger Agreement in a manner adverse to USANi Sub or (y) a recommendation by the Styleclick Board of Directors' that the stockholders adopt an Alternate Transaction or a failure to recommend opposition to an Alternate Transaction, (iv) the Merger Agreement is terminated by Styleclick due to a determination by the Styleclick Board of Directors that a failure to so terminate would cause the Board of Directors to violate its fiduciary duties to the Styleclick stockholders and, on or prior to such date, Styleclick has executed a definitive agreement with respect to a Qualified Alternate Transaction Proposal (as defined in the Merger Agreement) or
(v) the Merger Agreement is terminated by USANi Sub or Styleclick due to a failure to receive the requisite approval of Styleclick stockholders and, at such time, an Alternate Transaction was publicly announced or an Alternate Transaction is consummated, or a definitive agreement with respect thereto is executed by Styleclick, on or prior to the 12 month anniversary of such termination.

         The Option will terminate upon the earlier of (i) the effective time of the Merger and (ii) the 12 month anniversary of Merger Termination Date (as defined in the Merger Agreement); provided that, if the Option cannot be exercised or the shares of Styleclick Common Stock underlying the Option cannot be delivered to USANi Sub upon such exercise because certain conditions as set forth in the Option Agreement have not yet been satisfied, the termination date set forth in clause (ii) shall be extended until 30 days after such impediment to exercise or delivery has been removed.

         In addition, the Option Agreement grants certain registration rights to USANi Sub with respect to the shares of Common Stock subject to the Option. The termination of the Option will not affect any rights under the Option Agreement which by their terms do not terminate or expire prior to or at termination of the Option Agreement.

         The Option is not currently exercisable, and until the Option becomes exercisable and is exercised, USANi Sub

CUSIP No. 60749P104                    13D                              10 of 18


does not have any right to vote (or to direct the vote of) or dispose (or to direct the disposition of) any shares of Styleclick Common Stock that may be purchased upon exercise of the Option. Accordingly, USANi Sub expressly disclaims beneficial ownership of all such shares.

         Pursuant to the terms of the Voting Agreements, the Principal Stockholders have agreed, among other things, (i) to vote all of the shares of Styleclick Common Stock beneficially owned by them in favor of the approval and adoption of the Merger Agreement, the Merger and any other action required in furtherance thereof and (ii) with certain exceptions, not to sell, transfer, pledge, encumber, assign or otherwise dispose of such shares, unless the shares of Styleclick Common Stock proposed to be transferred by the Principal Stockholder are first offered to USANi Sub and, if USANi Sub elects not the purchase such shares, the transferee party agrees to be bound by the Voting Agreement to which the transferor was party. The Voting Agreements terminate upon the earliest to occur of (i) the Closing (as defined in the Merger Agreement) , (ii) the 12-month anniversary following termination of the Merger Agreement and (iii) the termination of the Merger Agreement by USANi Sub due to the failure of the Closing to occur prior to July 31, 2000. The name of each Stockholder and the number of outstanding shares of Styleclick Common Stock held by each Stockholder and subject to the Voting Agreement are set forth on the signature pages and Schedule 1 thereto, respectively, and are incorporated herein by reference.

         USANi Sub is not entitled to any rights as a stockholder of Styleclick as to the shares of Styleclick Common Stock covered by the Voting Agreements and expressly disclaims any beneficial ownership of the shares of Styleclick Common Stock subject to the Voting Agreements.

         Pursuant to the terms of the Warrant Agreement, USA Networks was granted certain registration rights with respect to the shares of Styleclick Common Stock underlying the Warrants.

         The purpose of the Option Agreement and the Voting Agreement is to facilitate consummation of the Merger.

         References to, and descriptions of, the Merger Agreement, the Option Agreement, the Voting Agreements and the Warrant Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement, the Voting Agreements and the Warrant Agreement included as Exhibits 1, 2, 3 and 4, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5.  Interest in Securities of Styleclick.

         The information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated herein by reference.

         The number of shares of Styleclick Common Stock covered by the Option is 1,533,281 (representing approximately 19.9% of outstanding Styleclick Common Stock as of January 24, 2000, as represented by Styleclick in the Merger Agreement, or 16.6% of outstanding Styleclick Common Stock, assuming full exercise of the Option).

         The Option is not currently exercisable, and until the Option becomes exercisable and is exercised, USANi Sub does not have any right to vote (or to direct the vote of) or dispose (or to direct the disposition of) any shares of Styleclick Common Stock that may be purchased upon exercise of the Option. Accordingly, USANi Sub expressly disclaims beneficial ownership of all such shares.

         The number of shares of Common Stock covered by the Voting Agreement is 3,883,480 (including options to purchase 1,364,444 shares of Styleclick Common Stock and representing approximately 50.32% of the voting power of outstanding Styleclick Common Stock as of November 30, 1999, as represented by Styleclick in the Merger Agreement, or 33.48% of outstanding Styleclick Common Stock, assuming full exercise of such options).

         By virtue of the Voting Agreements, USANi Sub may be deemed to share with the Principal Stockholders the power to vote shares of Styleclick Common Stock subject to the Voting Agreements. However, USANi Sub is not entitled to any rights as a stockholder of Styleclick as to the shares of Styleclick Common Stock covered by the Voting Agreement and expressly disclaims any beneficial ownership of the shares of Styleclick Common Stock subject to the Voting Agreements.

         The number of shares of Styleclick Common Stock underlying the Warrants is 328,084 (representing approximately 4.3% of the outstanding shares of Styleclick Common Stock as of January 24, 2000, as represented by Styleclick in the Merger

CUSIP No. 60749P104                    13D                              11 of 18


Agreement, or 4.1% of the outstanding shares of Styleclick Common Stock, assuming full exercise of the Warrants). The Warrants are currently exercisable but, until the Warrants are exercised, USANi Sub does not have any right to vote (or to direct the vote of) or dispose (or to direct the disposition of) any shares of Styleclick Common Stock that may be purchased upon exercise of the Warrants.

         Other than as set forth in this Schedule 13D, to the best of USA's knowledge as of the date hereof (i) neither USA nor any subsidiary or affiliate of USA nor any of USAi, HSN, USANi LLC or USANi Sub's executive officers or directors, beneficially owns any shares of Styleclick Common Stock, and (ii) there have been no transactions in the shares of Styleclick Common Stock effected during the past 60 days by USA, nor to the best of USA's knowledge, by any subsidiary or affiliate of USA or any of USAi, HSN, USANi LLC or USANi Sub's executive officers or directors.

         No other person is known by USA to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Styleclick Common Stock obtainable by USA upon exercise of the Option or the Warrants.

         Reference to, and descriptions of, the Merger Agreement, Option Agreement, Voting Agreements and Warrant Agreements as set forth in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement, the Voting Agreements and Warrant Agreement included as Exhibits 1, 2, 3 and 4, respectively, to this Schedule 13D, and incorporated in this Item 5 in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Styleclick.

         The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference.

         Copies of the Merger Agreement, the Option Agreement, the Voting Agreements and Warrant Agreements are included as Exhibits 1, 2, 3 and 4, respectively, to this Schedule 13D. In addition to the Voting Agreements, USANi Sub has entered into separate waiver agreements (collectively, the "Waiver Agreements") with certain stockholders of Styleclick (the "Waiving Stockholders") pursuant to which the Waiving Stockholders agree to waive certain provisions of their existing agreements with Styleclick and agree to certain transfer restrictions on the shares of Styleclick Common Stock and warrants to purchase shares of Styleclick Common Stock currently held by the Waiving Stockholders. USANi Sub has no right to vote or dispose of such shares and, accordingly, disclaims any beneficial ownership of such shares. To the best of USA's knowledge, except as described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of Styleclick.

Item 7.  Material to be Filed as Exhibits.

Exhibit  Description

1. Agreement and Plan of Merger, dated as of January 24, 2000, between USANi Sub LLC and Styleclick.com Inc.

2. Option Agreement, dated as of January 24, 2000, between USANi Sub LLC and Styleclick.com Inc.

3A. Voting Agreement, dated as of January 24, 2000, between USANi Sub LLC and Joyce Freedman.

3B. Voting Agreement, dated as of January 24, 2000, between USANi Sub LLC and Lee Freedman.

3C. Voting Agreement, dated as of January 24, 2000, between USANi Sub LLC and Maurizio Vecchione.

3D. Voting Agreement, dated as of January 24, 2000, among USANi Sub LLC, Styleclick.com Inc. and Intel Corporation.

4. Bridge Loan Warrant Agreement, dated as of January 24, 2000, between USA Networks, Inc. and Styleclick.com Inc.

CUSIP No. 60749P104                    13D                              12 of 18


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       USANi SUB LLC

                                       By: /s/ Thomas J. Kuhn
                                       ----------------------
                                       Name:  Thomas J. Kuhn
                                       Title: President


                                       USANi LLC

                                       By: /s/ Thomas J. Kuhn
                                       ----------------------
                                       Name:  Thomas J. Kuhn
                                       Title: Senior Vice President, General
                                              Counsel and Secretary


                                       HOME SHOPPING NETWORK, INC.

                                       By: /s/ Thomas J. Kuhn
                                       ----------------------
                                       Name:  Thomas J. Kuhn
                                       Title: Vice President and Assistant
                                              Secretary


                                       USA NETWORKS, INC.

                                       By: /s/ Thomas J. Kuhn
                                       ----------------------
                                       Name:  Thomas J. Kuhn
                                       Title: Senior Vice President, General
                                              Counsel and Secretary

Dated: February 3, 2000

CUSIP No. 60749P104                    13D                              13 of 18


                                    ANNEX A-1


Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each director and executive officer of USAi. The name of each person who is a director of USAi is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 152 West 57th Street, New York, NY 10019.

Name and Business Address                     Principal Occupation or Employment           Principal Business in which such
-------------------------                     ----------------------------------           Employment is Conducted
                                                                                           --------------------------------
Paul G. Allen*                                Investor                                     Vulcan Ventures Inc.
110 110th Avenue, N.E.                                                                     (Venture Capital)
Suite 550
Bellevue, Washington       98004

Barry Baker*                                  President and Chief Operating Officer,       USAi
                                              USAi

Edgar Bronfman, Jr.*                          President and Chief Executive Officer,       The Seagram Company Ltd.
375 Park Avenue                               The Seagram Company Ltd.                     (Entertainment, Recreation, Spirits and
New York, NY      10152                                                                    Wine)

Anne M. Busquet*                              President, American Express                  American Express Relationship Services
200 Vesey Street                              Relationship Services                        (Service Provider to American Express
New York, NY      10285                                                                    Customers)

Barry Diller*                                 Chairman and Chief Executive Officer,        USAi
                                              USAi

Michael P. Durney                             Vice President and Controller, USAi          USAi

Victor A. Kaufman*                            Vice Chairman, USAi                          USAi

Donald R. Keough*                             Chairman of the Board, Allen & Co. Inc.      Allen & Co. Inc.
711 Fifth Avenue                                                                           (Investment Banking)
New York, NY 10022

Thomas J. Kuhn                                Senior Vice President, General Counsel       USAi
                                              and Secretary, USAi

Robert W. Matschullat*                        Vice Chairman, The Seagram Company           The Seagram Company Ltd.
375 Park Avenue                               Ltd.                                         (Entertainment, Recreation, Spirits and
New York, NY 10152                                                                         Wine)

Samuel Minzberg*                              President and Chief Executive Officer,       Claridge Inc.
1170 Peel                                     Claridge Inc.                                (Management)
Montreal, Quebec H3B-4P2

Brian Mulligan*                               Executive Vice President and Chief           The Seagram Company Ltd.
375 Park Avenue                               Financial Officer,                           (Entertainment, Recreation, Spirits and
New York, NY 10152                            The Seagram Company Ltd.                     Wine)

William D. Savoy*                             Vice President, Vulcan Ventures, Inc.        Vulcan Ventures Inc.
110 110th Avenue, N.E.                                                                     (Venture Capital)
Suite 550
Bellevue, Washington 98004

CUSIP No. 60749P104                    13D                              14 of 18

Gen. H. Norman Schwarzkopf*                   Retired
400 North Ashley Street
Suite 3050
Tampa, Florida    33602

Michael Sileck                                Senior Vice President and Chief              USAi
                                              Financial Officer, USAi

Diane Von Furstenberg*                        Chairman, Diane Von Furstenberg Studio       Diane Von Furstenberg Studio L.P.
389 West 12th Street                          L.P.                                         (Fashion Design)
New York, NY 10014

CUSIP No. 60749P104                    13D                              15 of 18


                                    ANNEX A-2


Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each director and executive officer of HSN. The name of each person who is a director of HSN is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 152 West 57th Street, New York, NY 10019.

Name and Business Address                     Principal Occupation or Employment           Principal Business in which such
-------------------------                     ----------------------------------           Employment is Conducted
                                                                                           --------------------------------
Barry Diller                                  Chairman and Chief Executive Officer,        USAi
                                              USAi

Michael P. Durney*                            Vice President and Controller, USAi          USAi

James G. Gallagher                            Executive Vice President and General         HSN
1 HSN Drive                                   Counsel, HSN
St. Petersburg, FL 33729

Victor A. Kaufman*                            Vice Chairman, USAi                          USAi

Thomas J. Kuhn*                               Senior Vice President, General Counsel       USAi
                                              and Secretary, USAi

Jeb B. Trosper                                Chief Operating Officer, HSN                 HSN
1 HSN Drive
St. Petersburg, FL 33729

CUSIP No. 60749P104                    13D                              16 of 18


                                    ANNEX A-3


Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each member of the Board of Managers and executive officer of USANi LLC. The name of each person who is a member of the Board of Managers of USANi LLC is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 152 West 57th Street, New York, NY 10019.

Name and Business Address                     Principal Occupation or Employment           Principal Business in which such
-------------------------                     ----------------------------------           Employment is Conducted
                                                                                           --------------------------------
Paul G. Allen*                                Investor                                     Vulcan Ventures Inc.
110 110th Avenue, N.E.                                                                     (Venture Capital)
Suite 550
Bellevue, Washington       98004

Barry Baker*                                  President and Chief Operating Officer,       USAi
                                              USAi

Robert R. Bennett*                            President and Chief Operating Officer,       Liberty Media Corporation
9197 South Peoria Street                      Liberty Media Corporation
Englewood, CO 80112

Edgar Bronfman, Jr.*                          President and Chief Executive Officer,       The Seagram Company Ltd.
375 Park Avenue                               The Seagram Company Ltd.                     (Entertainment, Recreation, Spirits and
New York, NY      10152                                                                    Wine)

Anne M. Busquet*                              President, American Express                  American Express Relationship Services
200 Vesey Street                              Relationship Services                        (Service Provider to American Express
New York, NY      10285                                                                    Customers)

Roger Clark                                   Vice President, Investor Relations, USAi     USAi

Barry Diller*                                 Chairman and Chief Executive Officer,        USAi
                                              USAi

Michael P. Durney                             Vice President and Controller, USAi          USAi

James G. Gallagher                            Executive Vice President and General         HSN
1 HSN Drive                                   Counsel, HSN
St. Petersburg, FL 33729

H. Steven Holtzman                            Senior Counsel, HSN                          HSN
1 HSN Drive
St. Petersburg, FL 33729

Victor A. Kaufman*                            Vice Chairman, USAi                          USAi

Donald R. Keough*                             Chairman of the Board, Allen & Co. Inc.      Allen & Co. Inc.
711 Fifth Avenue                                                                           (Investment Banking)
New York, NY 10022

Dara Khosrowshahi                             President, USA Networks Interactive          USA Networks Interactive

Thomas J. Kuhn                                Senior Vice President, General Counsel       USAi
                                              and Secretary, USAi

Dr. John C. Malone*                           Chairman of the Board,                       Liberty Media Corporation
9197 South Peoria Street                      Liberty Media Corporation
Englewood, CO 80112

CUSIP No. 60749P104                    13D                              17 of 18

Robert W. Matschullat*                        Vice Chairman, The Seagram Company           The Seagram Company Ltd.
375 Park Avenue                               Ltd.                                         (Entertainment, Recreation, Spirits and
New York, NY 10152                                                                         Wine)

Samuel Minzberg*                              President and Chief Executive Officer,       Claridge Inc.
1170 Peel                                     Claridge Inc.                                (Management)
Montreal, Quebec H3B-4P2

Brian Mulligan*                               Executive Vice President and Chief           The Seagram Company Ltd.
375 Park Avenue                               Financial Officer,                           (Entertainment, Recreation, Spirits and
New York, NY 10152                            The Seagram Company Ltd.                     Wine)

William D. Savoy*                             Vice President, Vulcan Ventures, Inc.        Vulcan Ventures Inc.
110 110th Avenue, N.E.                                                                     (Venture Capital)
Suite 550
Bellevue, Washington 98004

Gen. H. Norman Schwarzkopf*                   Retired
400 North Ashley Street
Suite 3050
Tampa, Florida    33602

Michael Sileck                                Senior Vice President and Chief              USAi
                                              Financial Officer, USAi

Diane Von Furstenberg*                        Chairman, Diane Von Furstenberg Studio       Diane Von Furstenberg Studio L.P.
389 West 12th Street                          L.P.                                         (Fashion Design)
New York, NY 10014

CUSIP No. 60749P104                    13D                              18 of 18


                                    ANNEX A-4


Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each member of the Board of Managers and executive officer of USANi Sub. The name of each person who is a member of the Board of Managers of USANi Sub is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 152 West 57th Street, New York, NY 10019.

Name and Business Address                     Principal Occupation or Employment           Principal Business in which such
-------------------------                     ----------------------------------           Employment is Conducted
                                                                                           --------------------------------
Michael P. Durney                             Vice President and Controller, USAi          USAi
James G. Gallagher*                           Executive Vice President and General         HSN
1 HSN Drive                                   Counsel, HSN
St. Petersburg, FL 33729
Victor A. Kaufman                             Vice Chairman, USAi                          USAi
Dara Khosrowshahi                             President, USA Networks Interactive          USA Networks Interactive
Thomas J. Kuhn                                Senior Vice President, General Counsel       USAi
                                              and Secretary, USAi